Exhibit 77(i)

 TERMS OF NEW OR AMENDED SECURITIES

1.
On September 10, 2009, the Board of Trustees of ING Senior Income Fund approved the elimination of Class Q shares. The Class Q shares of ING Senior Income Fund were converted to Class A shares of the fund on November 20, 2009.

2.
On  January 7, 2010, the Board of Trustees of ING Senior Income Fund approved renewing the waiver of the entire service fee of 0.25% payable to ING Funds Distributor, LLC under the Service and Distribution Plan for Class B Shares of ING Senior Income Fund.  The waiver is effective from July 1, 2010 through July 1, 2011.